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SEC FILE NUMBER
CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BALLY TOTAL FITNESS HOLDING CORPORATION

Full Name of Registrant

Not Applicable

Former Name if Applicable

8700 West Bryn Mawr

Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60631

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company will be unable to complete all aspects of its Form 10-K for the fiscal year ended December 31, 2005 on or prior to the required filing date of March 16, 2006. The principal reasons for this delay relate to (i) completion of the Company’s financial statements for the year ended December 31, 2005 due to the delay in completing the audit of the 2004 financial statements until November 30, 2005, which contributed to difficulties in rolling forward its fixed asset balances through 2005 as a result of the manual nature of its systems and the number of adjustments arising out of the prior restatement process, and (ii) completion of required testing and management’s assessment of the Company’s internal controls as required by Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”). As a result of the Company’s efforts during 2005 to restate its financial statements for 2000-2003 and file audited financial statements for 2002-2004 and its Annual Report on Form 10-K for the year ended December 31, 2004, which process was completed on November 30, 2005, the Company’s ability to design, test and assess many of its internal controls during 2005 was adversely affected. Upon completion of management’s assessment under SOX 404, the Company expects to conclude that its internal controls over financial reporting were not effective at December 31, 2005. The Company currently anticipates that it will file its Form 10-K for the fiscal year ended December 31, 2005 during April 2006.
For additional information with respect to the potential impact under the Company’s debt agreements of the delay in filing the
Form 10-K for the fiscal year ended December 31, 2005, see the Current Report on Form 8-K filed with the Commission on March 14, 2006.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Marc D. Bassewitz, Senior Vice President	(773)	399-7606

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐   No ☑   Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐   No ☑   Yes

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is not possible to state at this time whether there will be a significant change in the results of operations of the Company for the year ended December 31, 2005 as compared to the year ended December 31, 2004. As discussed in Part III above, additional work must be completed before the Company will be able to finalize its financial results for the year ended December 31, 2005.

BALLY TOTAL FITNESS HOLDING CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 14, 2006	By	/s/ Marc D. Bassewitz
Marc D. Bassewitz Senior Vice President, Secretary and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).

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